Report of Independent Registered
Public Accounting Firm
The Board of Directors of
Dreyfus High Yield Strategies Fund:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus High Yield Strategies Fund
complied with the requirements of
subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of
1940 as of October 31, 2017, with
respect to securities reflected in the
investment accounts of the Fund.
Management is responsible for the
Fund's compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Fund's compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Fund's compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of October 31, 2017, and
with respect to agreement of security
purchases and sales, for the period
from March 31, 2017 (the date of the
Fund's last examination) through
October 31, 2017:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Fund's securities
to the books and records of the Fund
and the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Fund as of October 31,
2017, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Fund to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2016 to September 30,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.

In our opinion, management's assertion
that the Fund complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017,
with respect to securities reflected in
the investment accounts of the Fund is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Directors of Dreyfus High
Yield Strategies Fund, and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.

      /s/ KPMG LLP
New York, New York
August 1, 2018













	August 1, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
High Yield Strategies Fund (the "Fund")
is responsible for complying with the
requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments
by Registered Management Investment
Companies" of the Investment Company
Act of 1940.  We are also responsible
for establishing and maintaining
effective internal controls over
compliance with those requirements. We
have performed an evaluation of the
Fund's compliance with the requirements
of subsections (b) and (c) of Rule 17f-
2 as of October 31, 2017 and from March
31, 2017 (date of the fund's last
examination), through October 31, 2017.

Based on the evaluation, we assert that
the Fund was in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017, and
from March 31, 2017 (date of the fund's
last examination), through October 31,
2017 with respect to securities
reflected in the investment accounts of
the Fund.

Dreyfus High Yield Strategies Fund

Jim Windels
Treasurer

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